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                                  EXHIBIT 21



Subsidiaries of American Architectural Products Corporation:


American Glassmith Acquisition Corporation
Binnings Building Products, Inc.
Danvid Window Company
Denver Window Acquisition Corporation
Eagle & Taylor Company
Eagle Window & Door Center, Inc.
Forte, Inc.
Modern Window Acquisition Corporation
Thermetic Glass, Inc.